Exhibit 99.2

Government Properties Income Trust

Fourth Quarter 2012
Supplemental Operating and Financial Data

Southpointe I, Plantation, FL.
Square Feet: 135,819.
Primary Tenant: Internal Revenue Service.

GOV
LISTED
NYSE



All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

•OUR ACQUISITIONS AND SALES OF PROPERTIES,

•OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

•THE CREDIT QUALITY OF OUR TENANTS,

•THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

•OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

•OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

•OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

•THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

•OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

•OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

•OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,

•OUR EXPECTATION THAT THERE MAY BE AN INCREASE IN DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS, AND

•OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION , OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

•THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

•COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR TENANTS ARE LOCATED,

• THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT, REIT MANAGEMENT & RESEARCH LLC AND THEIR RELATED PERSONS AND ENTITIES,



- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- CONTINGENCIES IN OUR FUTURE ACQUISITION AGREEMENTS AND CURRENT AND FUTURE SALES AGREEMENTS MAY CAUSE OUR FUTURE ACQUISITIONS OR CURRENT AND FUTURE SALES NOT TO OCCUR OR TO BE DELAYED,

- WE HAVE ENTERED AGREEMENTS TO SELL TWO PROPERTIES. THESE TRANSACTIONS ARE SUBJECT TO VARIOUS TERMS AND CONDITIONS TYPICAL OF COMMERCIAL REAL ESTATE TRANSACTIONS. THESE TERMS AND CONDITIONS MAY NOT BE MET. AS A RESULT, THESE TRANSACTIONS MAY NOT OCCUR OR MAY BE DELAYED OR THEIR TERMS MAY CHANGE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A SPREAD BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH COMMONWEALTH REIT, REIT MANAGEMENT & RESEARCH LLC, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION





One Georgia Center, Atlanta, GA.
Square Feet: 375,805.
Primary Tenant: Georgia Department of Transportation.



The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which owns buildings located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. As of December 31, 2012, we owned 62 properties primarily leased to the U.S. Government, 18 properties primarily leased to 10 state governments, one property leased to the United Nations, an international intergovernmental agency, and three properties available for lease. We are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 12/31/2012):

Total properties	84
Total sq. ft. (000s)	10,217
Percent leased	92.5%

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties, located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 820 employees in its headquarters and regional offices located throughout the U.S. In addition to managing GOV, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Select Income REIT, or SIR, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities for SNH's account, and to TravelCenters of America LLC, or TA, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $22.0 billion as of December 31, 2012. We believe that being managed by RMR is a competitive advantage for GOV because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@govreit.com, or Elisabeth Heiss,
Manager, Investor Relations, at (617) 796-8222 or eheiss@govreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
(646) 855-5808

Jefferies & Company, Inc.
Omotayo Okusanya
(212) 336-7076

JMP Securities
Mitch Germain
(212) 906-3546

Morgan Stanley
Paul Morgan
(415) 576-2627

RBC Capital Markets
Mike Carroll
(440) 715-2649

Wells Fargo Securities
Brendan Maiorana
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Susan Madison
(212) 438-4516

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



915 L Street, Sacramento, CA.
Square Feet: 163,840.
Primary Tenant: California Department of Finance.

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Shares Outstanding:					
Common shares outstanding (at end of period)[1]	54,644	47,144	47,100	47,091	47,052
Weighted average common shares outstanding [1]	53,176	47,108	47,098	47,052	47,052
Common Share Data:					
Price at end of period	$ 23.97	$ 23.40	$ 22.62	$ 24.11	$ 22.55
High during period	$ 24.68	$ 23.88	$ 24.63	$ 24.87	$ 24.29
Low during period	$ 21.95	$ 20.69	$ 20.64	$ 22.03	$ 19.68
Annualized dividends declared per share during period	$ 1.72	$ 1.68	$ 1.68	$ 1.68	$ 1.68
Annualized dividend yield (at end of period)	7.2%	7.2%	7.4%	7.0%	7.5%
Annualized Normalized FFO[2] multiple (at end of period)	11.3x	10.8x	10.9x	11.3x	10.2x
Annualized property net operating income (NOI) / total market capitalization[3]	7.8%	7.9%	8.1%	8.2%	8.7%
Market Capitalization:					
Total debt (book value)	$ 492,627	$ 610,709	$ 471,271	$ 444,826	$ 440,883
Plus: market value of common shares (at end of period)	1,309,817	1,103,170	1,065,402	1,135,364	1,061,023
Total market capitalization	$ 1,802,444	$ 1,713,879	$ 1,536,673	$ 1,580,190	$ 1,501,906
Total debt / total market capitalization	27.3%	35.6%	30.7%	28.2%	29.4%
Book Capitalization:					
Total debt	$ 492,627	$ 610,709	$ 471,271	$ 444,826	$ 440,883
Plus: total shareholders' equity	1,027,451	870,993	878,302	885,905	891,668
Total book capitalization	$ 1,520,078	$ 1,481,702	$ 1,349,573	$ 1,330,731	$ 1,332,551
Total debt / total book capitalization	32.4%	41.2%	34.9%	33.4%	33.1%

[1] On October 19, 2012, we sold 7,500 of our common shares in a public offering.

[2] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

KEY FINANCIAL DATA



(dollar amounts in thousands, except per share data)

	As of and for the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Selected Balance Sheet Data:					
Total assets	$ 1,562,134	$ 1,524,787	$ 1,382,824	$ 1,363,247	$ 1,368,575
Total liabilities	$ 534,683	$ 653,794	$ 504,522	$ 477,342	$ 476,907
Gross book value of real estate assets [1]	$ 1,710,366	$ 1,672,117	$ 1,515,497	$ 1,491,535	$ 1,490,912
Total debt / gross book value of real estate [1]	28.8%	36.5%	31.1%	29.8%	29.6%
Selected Income Statement Data:					
Rental income	$ 56,265	$ 54,083	$ 50,273	$ 50,455	$ 51,726
Adjusted EBITDA [2]	$ 32,410	$ 30,135	$ 28,492	$ 29,248	$ 29,524
NOI [3]	$ 35,282	$ 33,650	$ 31,129	$ 32,234	$ 32,724
NOI margin [4]	62.7%	62.2%	61.9%	63.9%	63.3%
Net income	$ 13,191	$ 11,756	$ 11,954	$ 13,059	$ 13,248
Normalized FFO [5]	$ 28,127	$ 25,575	$ 24,352	$ 25,180	$ 26,133
Common distributions paid	$ 23,497	$ 19,782	$ 19,778	$ 19,762	$ 19,761
Normalized FFO payout ratio	83.5%	77.3%	81.2%	78.5%	75.6%
Per Share Data:					
Net income	$ 0.25	$ 0.25	$ 0.25	$ 0.28	$ 0.28
Normalized FFO [5]	$ 0.53	$ 0.54	$ 0.52	$ 0.54	$ 0.56
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	7.6x	6.7x	7.0x	7.3x	9.0x
Total Debt / Annualized Adjusted EBITDA [2]	3.8x	5.1x	4.1x	3.8x	3.7x

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[2] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[5] See Exhibit C for the calculation of FFO and Normalized FFO, and a reconciliation of those amounts to net income determined in accordance with GAAP.



CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	As of 12/31/2012	As of 12/31/2011
ASSETS		
Real estate properties:		
Land	$ 244,655	$ 224,674
Buildings and improvements	1,288,813	1,129,994
	1,533,468	1,354,668
Accumulated depreciation	(175,482)	(156,618)
	1,357,986	1,198,050
Acquired real estate leases, net	144,484	117,596
Cash and cash equivalents	5,255	3,272
Restricted cash	1,553	1,736
Rents receivable, net	29,099	29,000
Deferred leasing costs, net	7,661	3,074
Deferred financing costs, net	5,718	5,550
Other assets, net	10,378	10,297
Total assets	$ 1,562,134	$ 1,368,575
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 49,500	$ 345,500
Unsecured term loan	350,000	-
Mortgage notes payable	93,127	95,383
Accounts payable and accrued expenses	19,208	20,691
Due to related persons	3,719	4,071
Assumed real estate lease obligations, net	19,129	11,262
Total liabilities	534,683	476,907
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 70,000,000 shares authorized, 54,643,888 and 47,051,650 shares issued and outstanding, respectively	547	471
Additional paid in capital	1,103,982	935,438
Cumulative net income	137,293	87,333
Cumulative other comprehensive income	99	77
Cumulative common distributions	(214,470)	(131,651)
Total shareholders' equity	1,027,451	891,668
Total liabilities and shareholders' equity	$ 1,562,134	$ 1,368,575

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED STATEMENTS OF INCOME



(dollars and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Rental income [1]	$ 56,265	$ 51,726	$ 211,076	$ 178,950
Expenses:				
Real estate taxes	6,203	5,398	23,413	19,345
Utility expenses	3,965	3,894	16,810	15,316
Other operating expenses	10,815	9,710	38,558	31,784
Depreciation and amortization	13,885	12,227	51,166	40,089
Loss on asset impairment	494	-	494	-
Acquisition related costs	557	658	1,614	3,504
General and administrative	2,960	3,243	12,355	10,898
Total expenses	38,879	35,130	144,410	120,936
Operating income	17,386	16,596	66,666	58,014
Interest and other income	8	15	29	104
Interest expense (including net amortization of debt premiums and deferred financing fees of $334, $258, $1,332 and $1,045, respectively)	(4,243)	(3,282)	(16,892)	(12,057)
Equity in earnings of an investee	80	28	316	139
Income before income tax expense	13,231	13,357	50,119	46,200
Income tax expense	(40)	(109)	(159)	(203)
Net income	$ 13,191	$ 13,248	$ 49,960	$ 45,997
Weighted average common shares outstanding	53,176	47,052	48,617	43,368
Net income per common share	$ 0.25	$ 0.28	$ 1.03	$ 1.06
Additional Data:				
General and administrative expenses / rental income	5.26%	6.27%	5.85%	6.09%
General and administrative expenses / total assets (at end of period)	0.19%	0.24%	0.79%	0.80%
Non-cash straight line rent adjustments [1]	$ 884	$ 1,278	$ 3,553	$ 1,729
Lease value amortization included in rental income [1]	$ (208)	$ (617)	$ (1,812)	$ (498)
Lease termination fees included in rental income	$ -	$ -	$ -	$ 10
Capitalized interest expense	$ -	$ -	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable payment obligations of our tenants to us, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

Government Properties Income Trust
Supplemental Operating and Financial Data, December 31, 2012

13

CONSOLIDATED STATEMENTS OF CASH FLOWS



(dollar amounts in thousands)

	For the Year Ended	
	12/31/2012	12/31/2011
Cash flows from operating activities:		
Net income	$ 49,960	$ 45,997
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	32,348	26,886
Net amortization of debt premium and deferred financing fees	1,332	1,045
Straight line rental income	(3,553)	(1,729)
Amortization of acquired real estate leases	19,507	13,071
Amortization of deferred leasing costs	1,122	630
Other non-cash expenses	1,598	763
Loss on asset impairment	494	-
Equity in earnings of an investee	(316)	(139)
Change in assets and liabilities:		
Restricted cash	183	(188)
Deferred leasing costs	(5,183)	(2,702)
Rents receivable	3,454	(8,071)
Other assets	257	(1,708)
Accounts payable and accrued expenses	(940)	3,909
Due to related persons	45	2,723
Cash provided by operating activities	100,308	80,487
Cash flows from investing activities:		
Real estate acquisitions and deposits	(213,626)	(387,491)
Real estate improvements	(18,841)	(3,060)
Cash used in investing activities	(232,467)	(390,551)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	166,718	157,870
Repayment of mortgage notes payable	(1,793)	(1,005)
Borrowings on unsecured revolving credit facility	230,500	472,500
Repayments on unsecured revolving credit facility	(526,500)	(245,000)
Proceeds from unsecured term loan	350,000	-
Financing fees	(1,964)	(3,074)
Distributions to common shareholders	(82,819)	(70,392)
Cash provided by financing activities	134,142	310,899
Increase in cash and cash equivalents	1,983	835
Cash and cash equivalents at beginning of period	3,272	2,437
Cash and cash equivalents at end of period	$ 5,255	$ 3,272
Supplemental cash flow information:		
Interest paid	$ 15,469	$ 10,309
Income taxes paid	117	72
Non-cash investing activities:		
Real estate acquisitions funded by the assumption of mortgage debt	$ -	$ (49,395)
Non-cash financing activities:		
Assumption of mortgage debt	$ -	$ 49,395
Issuance of common shares	$ (1,902)	$ (721)

DEBT SUMMARY



As of December 31, 2012
(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$550,000 unsecured revolving credit facility [2]	1.71%	1.71%	$ 49,500	10/19/2015	$ 49,500	2.8
$350,000 unsecured term loan [3]	1.96%	1.96%	350,000	1/11/2017	350,000	4.0
Total / weighted average unsecured floating rate debt	1.93%	1.93%	$ 399,500		$ 399,500	3.9
Secured Fixed Rate Debt:						
Secured debt - Two properties in Indianapolis, IN	5.73%	5.24%	$ 49,274	10/11/2015	$ 46,700	2.8
Secured debt - One property in Landover, MD	6.21%	6.21%	24,441	8/1/2016	23,296	3.6
Secured debt - One property in Tampa, FL	7.00%	5.15%	10,247	3/1/2019	7,890	6.2
Secured debt - One property in Lakewood, CO	8.15%	6.15%	9,165	3/1/2021	-	8.2
Total / weighted average secured fixed rate debt	6.23%	5.57%	$ 93,127		$ 77,886	3.9
Debt Summary:						
Total / weighted average floating rate debt	1.94%	1.93%	$ 399,500		$ 399,500	3.9
Total / weighted average secured fixed rate debt	6.23%	5.57%	93,127		77,886	3.9
Total / weighted average debt	2.75%	2.62%	$ 492,627		$ 477,386	3.9

[1] Includes the effect of unamortized fair value premium related to mortgage debt assumed.

[2] Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus 150 basis points. We also pay a facility fee of 35 basis points per annum on the maximum borrowings permitted under our revolving credit facility. Both the interest rate spread and facility fee are subject to change based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of 12/31/2012. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date by one year to 10/19/2016.

[3] The amount outstanding under our term loan bears interest at LIBOR plus 175 basis points, subject to adjustment based on changes to our credit ratings; the coupon rate and interest rate listed above are as of 12/31/2012. The term loan is prepayable without penalty at any time.



DEBT MATURITY SCHEDULE

As of December 31, 2012
(dollars in thousands)

Year	Unsecured Floating Rate Debt		Secured Fixed Rate Debt[3]	Total [4]
2013	$ -		$ 1,933	$ 1,933
2014	-		2,072	2,072
2015	49,500	[1]	48,691	98,191
2016	-		24,708	24,708
2017	350,000	[2]	1,308	351,308
2018	-		1,415	1,415
2019	-		9,168	9,168
2020	-		1,333	1,333
2021 and thereafter	-		349	349
Total	$ 399,500		$ 90,977	$ 490,477
Percent	81.5%		18.5%	100.0%

[1] Represents amounts outstanding on our unsecured revolving credit facility at 12/31/2012. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to 10/19/2016.

[2] Represents the outstanding balance of our unsecured term loan at 12/31/2012. The term loan is prepayable without penalty at any time.

[3] Principal balances are the amounts stated in the applicable contracts. In accordance with GAAP, our carrying values may differ from these amounts because of market conditions at the time we assumed these debts.

[4] Our total debt as of 12/31/2012, including unamortized mortgage premiums, was $492,627.



LEVERAGE RATIOS AND COVERAGE RATIOS

	As of and for the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Leverage Ratios:					
Total debt / total market capitalization[1]	27.3%	35.6%	30.7%	28.2%	29.4%
Total debt / total book capitalization[1]	32.4%	41.2%	34.9%	33.4%	33.1%
Total debt / total assets[1]	31.5%	40.1%	34.1%	32.6%	32.2%
Total debt / gross book value of real estate assets[2]	28.8%	36.5%	31.1%	29.8%	29.6%
Secured debt [1] / total assets	6.0%	6.1%	6.8%	7.0%	7.0%
Coverage Ratios:					
Adjusted EBITDA[3] / interest expense[4]	7.6x	6.7x	7.0x	7.3x	9.0x
Total Debt[1] / Annualized Adjusted EBITDA[3]	3.8x	5.1x	4.1x	3.8x	3.7x

[1] Debt includes the effect of unamortized mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any.

[3] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] Interest expense includes the net amortization of mortgage premiums and deferred financing fees.

SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. data)



	For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Leasing capital [1]	$ 5,403	$ 4,375	$ 905	$ 426	$ 2,545
Building improvements [2]	2,560	746	660	194	1,054
Recurring capital expenditures	7,963	5,121	1,565	620	3,599
Development, redevelopment and other activities [3]	2,630	2,245	1,194	405	2,256
Total capital expenditures	$ 10,593	$ 7,366	$ 2,759	$ 1,025	$ 5,855
Average leased sq. ft. during period	9,332	8,815	8,321	8,366	8,236
Building improvements per average leased sq. ft. during period	$ 0.27	$ 0.08	$ 0.08	$ 0.02	$ 0.13

[1] Leasing capital includes tenant improvements and other tenant inducements (TI) and leasing costs such as brokerage commissions (LC).

[2] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[3] Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.



ACQUISITION AND DISPOSITION INFORMATION SINCE 1/1/2012

(dollars and sq. ft. in thousands, except per sq. ft. data)

Acquisitions:

Date Acquired	City and State	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant - Occupant
Jun-12	Albany, NY	1	64	$ 8,525	$ 133	8.6%	6.8	100.0%	State of New York - Department of Agriculture
Jun-12	Everett, WA	2	112	20,425	182	9.3%	8.4	100.0%	State of Washington - Department of Social and Health Services
Jul-12	Stockton, CA	1	22	8,251	375	8.8%	14.7	100.0%	U.S. Government - ICE[5]
Jul-12	Atlanta, GA / Ellenwood, GA / Jackson, MS	3	553	88,000	159	8.1%	11.5	100.0%	U.S. Government - DHS, ICE, NARA, FBI [5]
Sep-12	Boise, ID	3	181	40,150	222	7.4%	9.4	100.0%	U.S. Government - Natural Resource Center and DHS[5]
Sep-12	Kansas City, MO	1	87	15,700	180	7.5%	6.0	100.0%	U.S. Government - FBI[5]
Nov-12	Windsor Mill, MD	1	80	14,450	180	9.4%	8.3	100.0%	U.S. Government - Centers for Medicare and Medicaid
Dec-12	Florence, KY [6]	1	168	18,473	110	8.1%	9.5	100.0%	U.S. Government - Internal Revenue Service
	Total / Weighted Average	13	1,267	$213,974	$ 169	8.2%	10.0	100.0%	

[1] Represents the gross contract purchase price including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding acquisition costs.

[3] Average remaining lease term based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

[5] DHS is the Department of Homeland Security; ICE is Immigration and Customs Enforcement; NARA is the National Archives and Records Administration; FBI is the Federal Bureau of Investigation.

[6] Pursuant to the terms of the purchase agreement for this property, the seller is entitled to up to $1,800 of additional purchase consideration based upon the property's 2013 real estate tax assessment. The estimated fair value of this additional consideration at December 31, 2012 of $273 is included in the $18,473 purchase price.

Dispositions:

There were no dispositions during the year ended December 31, 2012. In January 2013, we entered an agreement to sell an office property located in Oklahoma City, OK with 186 rentable square feet and a net book value of $7,992 at December 31, 2012. The contract purchase price is $16,300, excluding closing costs. In February 2013, we entered an agreement to sell an office property located in Tucson, AZ with 31 rentable square feet and a net book value of $2,092 (which includes the $494 loss on asset impairment recognized in the fourth quarter of 2012) at December 31, 2012. The contract purchase price is $2,200, excluding closing costs.



Capitol City Business Center, Salem, OR.
Square Feet: 233,358.
Primary Tenant: State of Oregon.



PORTFOLIO SUMMARY

As of December 31, 2012

	Number of Properties	Sq. Ft.[1]	% Sq. Ft.	% Rental Income Three Months Ended 12/31/2012	% NOI Three Months Ended 12/31/2012 [2]
Properties majority leased to the U.S. Government	62	7,637,609	74.8%	73.9%	75.7%
Properties majority leased to state governments	18	2,135,936	20.9%	21.8%	20.1%
Property majority leased to the United Nations	1	187,060	1.8%	4.3%	5.1%
Other properties (currently vacant)	3	256,586	2.5%	N/A	-0.9%
Total	84	10,217,191	100.0%	100.0%	100.0%

[1] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

PORTFOLIO SUMMARY

SUMMARY ACTUAL AND SAME PROPERTY RESULTS



(dollars and sq. ft. in thousands, except per sq. ft. data)

	Summary Actual Results For the Three Months Ended		Summary Same Property Results [1] For the Three Months Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Properties (end of period)	84	71	67	67
Total sq. ft. [2]	10,217	8,953	8,284	8,284
Percent leased [3]	92.5%	95.0%	91.9%	95.3%
Rental income [4]	$ 56,265	$ 51,726	$ 47,182	$ 49,227
NOI [5]	$ 35,282	$ 32,724	$ 29,344	$ 30,983
NOI % margin	62.7%	63.3%	62.2%	62.9%
NOI % change	7.8%	-	-5.3%	-

	Summary Actual Results For the Year Ended		Summary Same Property Results [6] For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Properties (end of period)	84	71	55	55
Total sq. ft. [2]	10,217	8,953	6,807	6,807
Percent leased [3]	92.5%	95.0%	91.1%	95.1%
Rental income [4]	$ 211,076	$ 178,950	$ 148,695	$ 155,999
NOI [5]	$ 132,295	$ 112,505	$ 92,336	$ 96,997
NOI % margin	62.7%	62.9%	62.1%	62.2%
NOI % change	17.6%	-	-4.8%	-

[1] Based on properties we owned continuously since 10/1/2011.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.

[4] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[5] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[6] Based on properties we owned continuously since 1/1/2011.

OCCUPANCY AND LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and for the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Properties	84	82	74	71	71
Total sq. ft. [1]	10,217	9,969	9,126	8,949	8,953
Square feet leased	9,452	9,212	8,418	8,223	8,508
Percentage leased	92.5%	92.4%	92.2%	91.9%	95.0%
Leasing Activity (sq. ft.):					
New leases	5	47	43	3	1
Renewals	632	265	163	35	547
Total	637	312	206	38	548
% Change in GAAP Rent [2]:					
New leases	60.0%	27.0%	-0.6%	-12.5%	6.2%
Renewals	16.5%	-4.2%	7.6%	-3.9%	-5.6%
Total	16.8%	-0.7%	5.5%	-4.6%	-5.6%
Leasing Cost and Concession Commitments [3]:					
New leases	$ 251	$ 3,072	$ 2,754	$ 41	$ 6
Renewals	3,072	3,650	547	310	1,456
Total	$ 3,323	$ 6,722	$ 3,301	$ 351	$ 1,462
Leasing Cost and Concession Commitments per Sq. Ft. [3]:					
New leases	$ 46.49	$ 65.17	$ 64.46	$ 14.76	$ 14.49
Renewals	$ 4.86	$ 13.80	$ 3.36	$ 8.77	$ 2.66
Total	$ 5.21	$ 21.57	$ 16.06	$ 9.20	$ 2.67
Weighted Average Lease Term by Sq. Ft. (years) [4]:					
New leases	6.7	10.1	8.9	4.1	4.9
Renewals	4.5	9.2	3.3	4.4	9.8
Total	4.6	9.3	4.7	4.4	9.8
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
New leases	$ 6.94	$ 6.45	$ 7.24	$ 3.60	$ 2.97
Renewals	$ 1.07	$ 1.51	$ 1.02	$ 1.99	$ 0.27
Total	$ 1.15	$ 2.32	$ 3.42	$ 2.09	$ 0.27

[1] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements paid to us and exclude lease value amortization.

[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

[4] Weighted based on the annualized contractual rents from our tenants pursuant to our leases as of December 31, 2012, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

The above leasing summary is based on leases entered into during the periods indicated.



LEASING ANALYSIS BY TENANT TYPE

Tenant Type	Sq. Ft. Leased as of 9/30/2012 [1]	% of Sq. Ft. Leased as of 9/30/2012 [1]	Sq. Ft. During the Three Months Ended 12/31/2012				Sq. Ft. Leased as of 12/31/2012 [1]	% of Sq. Ft. Leased as of 12/31/2012 [1]
			Expired Leases	Lease Renewals Executed	New Leases Executed	Properties Acquired		
U.S. Government	6,648,489	72.2%	(535,512)	535,512	-	246,300	6,894,789	72.9%
State Government	1,736,409	18.8%	(71,580)	71,580	-	-	1,736,409	18.4%
United Nations	187,060	2.0%	-	-	-	-	187,060	2.0%
Non-government	639,831	6.9%	(37,946)	24,857	5,401	2,037	634,180	6.7%
	9,211,789	100%	(645,038)	631,949	5,401	248,337	9,452,438	100%

(1) Sq. ft. leased is pursuant to leases existing as of the measurement date, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

TENANT LIST



As of December 31, 2012

Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Income [2]
U.S. Government:			
1 U.S. Customs & Immigration Service	652,621	6.4%	10.7%
2 Internal Revenue Service	1,200,269	11.7%	10.2%
3 Department of Justice	314,068	3.1%	5.0%
4 Federal Bureau of Investigation	433,757	4.2%	5.0%
5 Department of Agriculture	337,500	3.3%	4.1%
6 Centers for Disease Control	352,876	3.5%	3.1%
7 Department of Veterans Affairs	293,660	2.9%	3.0%
8 Defense Intelligence Agency	266,000	2.6%	2.3%
9 Department of Homeland Security	127,508	1.2%	2.2%
10 Department of Energy	220,702	2.2%	2.1%
11 National Park Service	166,745	1.6%	2.1%
12 National Business Center	212,996	2.1%	2.1%
13 Food and Drug Administration	133,920	1.3%	2.0%
14 U.S. Courts	115,366	1.1%	1.8%
15 Social Security Administration	171,217	1.7%	1.7%
16 Natural Resource Center	150,551	1.5%	1.5%
17 Drug Enforcement Agency	147,955	1.4%	1.4%
18 Defense Information Services	163,407	1.6%	1.3%
19 National Archives and Record Administration	352,064	3.4%	1.3%
20 Bureau of Land Management	176,973	1.7%	1.2%
21 U.S. Postal Service	321,800	3.1%	1.0%
22 Defense Nuclear Facilities Board	58,931	0.6%	0.9%
23 Occupational Health and Safety Administration	57,770	0.6%	0.9%
24 Centers for Medicare and Medicaid Services	78,361	0.8%	0.9%
25 Military Entrance Processing Station	56,931	0.6%	0.9%
26 Financial Management Service	98,073	1.0%	0.8%
27 Department of Housing and Urban Development	90,487	0.9%	0.7%
28 Environmental Protection Agency	43,232	0.4%	0.7%
29 Bureau of Prisons	51,138	0.5%	0.4%
30 Equal Employment Opportunity Commission	19,409	0.2%	0.2%
31 National Labor Relations Board	10,615	0.1%	0.1%
32 Department of State	5,928	0.1%	0.1%
33 Executive Office for Immigration Review	5,500	0.1%	0.0%
34 Department of Labor	6,459	0.1%	0.0%
	6,894,789	67.5%	71.7%

Tenant	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Income [2]
State Government:			
1 State of Massachusetts - three agency occupants	307,119	3.1%	4.3%
2 State of California - seven agency occupants	347,847	3.4%	3.6%
3 State of Georgia - Department of Transportation	293,035	2.9%	2.6%
4 State of New Jersey - Department of Treasury	173,189	1.7%	2.0%
5 State of Oregon - three agency occupants	162,432	1.6%	1.7%
6 State of Washington - Social and Health Services	111,908	1.1%	1.2%
7 State of South Carolina - five agency occupants	120,384	1.2%	0.6%
8 State of Maryland - three agency occupants	84,674	0.8%	0.6%
9 State of Minnesota - two agency occupants	71,821	0.7%	0.5%
10 State of New York - Department of Agriculture	64,000	0.6%	0.5%
	1,736,409	17.0%	17.6%
The United Nations	187,060	1.8%	4.6%
138 Non-Government Tenants	634,180	6.2%	6.1%
Subtotal Leased Square Feet	9,452,438	92.5%	100.0%
Available for Lease	764,753	7.5%	--
Total Square Feet	10,217,191	100.0%	100.0%

[1] Sq. ft. is pursuant to leases existing as of 12/31/2012, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[2] Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 12/31/2012, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

LEASE EXPIRATION SCHEDULE



As of December 31, 2012

(dollars and sq. ft. in thousands)

	Number of Tenants Expiring	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [2]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2013	43	955	10.1%	10.1%	$ 19,318	8.8%	8.8%
2014	30	445	4.7%	14.8%	8,543	3.9%	12.7%
2015	40	1,299	13.7%	28.5%	29,470	13.4%	26.1%
2016	36	813	8.6%	37.1%	25,415	11.6%	37.7%
2017	29	619	6.5%	43.6%	12,236	5.6%	43.3%
2018	21	1,029	10.9%	54.5%	27,231	12.4%	55.7%
2019	14	1,277	13.5%	68.0%	29,603	13.5%	69.2%
2020	15	759	8.0%	76.0%	21,402	9.7%	78.9%
2021	7	897	9.5%	85.5%	17,400	7.9%	86.8%
2022 and thereafter	17	1,359	14.5%	100.0%	28,930	13.2%	100.0%
Total	252	9,452	100.0%		$ 219,548	100.0%	

| Weighted average remaining lease term (in years) | | 5.5 | | | 5.5 | | |

[1] Sq. ft. is pursuant to leases existing as of 12/31/2012, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased,

but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new

tenants.

[2] Annualized rental income is defined as the annualized contractual base rents from our tenants pursuant to our lease agreements with them as of 12/31/2012, plus straight line

rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.



EXHIBITS

1220 Echelon Parkway, Jackson, MS.
Square Feet: 109,819.
Primary Tenant: Federal Bureau of Investigation.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)   EXHIBIT A



	For the Three Months Ended		For the Year Ended	
(dollars in thousands)	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Calculation of NOI:				
Rental income [1]	$ 56,265	$ 51,726	$ 211,076	$ 178,950
Operating expenses	(20,983)	(19,002)	(78,781)	(66,445)
Property net operating income (NOI)	$ 35,282	$ 32,724	$ 132,295	$ 112,505
Reconciliation of NOI to Net Income:				
Property net operating income (NOI)	$ 35,282	$ 32,724	$ 132,295	$ 112,505
Depreciation and amortization	(13,885)	(12,227)	(51,166)	(40,089)
Loss on asset impairment	(494)	-	(494)	-
Acquisition related costs	(557)	(658)	(1,614)	(3,504)
General and administrative	(2,960)	(3,243)	(12,355)	(10,898)
Operating income	17,386	16,596	66,666	58,014
Interest and other income	8	15	29	104
Interest expense	(4,243)	(3,282)	(16,892)	(12,057)
Income tax expense	(40)	(109)	(159)	(203)
Equity in earnings of an investee	80	28	316	139
Net income	$ 13,191	$ 13,248	$ 49,960	$ 45,997

[1] We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments of approximately $884 and $1,278 for the three months ended December 31, 2012 and 2011, respectively, and $3,553 and $1,729 for the year ended December 31, 2012 and 2011, respectively. Rental income includes non-cash amortization of intangible lease assets and liabilities of approximately ($208) and ($617) for the three months ended December 31, 2012 and 2011, respectively, and ($1,812) and ($498) for the year ended December 31, 2012 and 2011, respectively. Rental income also includes reimbursements, tax escalations, parking revenues, service income and other fixed and variable payments received by us from our tenants.

We calculate net operating income, or NOI, as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other real estate investment trusts, or REITs, and real estate companies may calculate NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA   **EXHIBIT B**



(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net income	$ 13,191	$ 13,248	$ 49,960	$ 45,997
Add: interest expense	4,243	3,282	16,892	12,057
income tax expense	40	109	159	203
depreciation and amortization	13,885	12,227	51,166	40,089
EBITDA	31,359	28,866	118,177	98,346
Add: loss on asset impairment	494	-	494	-
Add: acquisition related costs	557	658	1,614	3,504
Adjusted EBITDA	$ 32,410	$ 29,524	$ 120,285	$ 101,850

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

EXHIBIT C



(dollars in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net income	$ 13,191	$ 13,248	$ 49,960	$ 45,997
Add: depreciation and amortization	13,885	12,227	51,166	40,089
Add: loss on asset impairment	494	-	494	-
FFO	27,570	25,475	101,620	86,086
Add: acquisition related costs	557	658	1,614	3,504
Normalized FFO	$ 28,127	$ 26,133	$ 103,234	$ 89,590
Weighted average common shares outstanding	53,176	47,052	48,617	43,368
FFO per share	$ 0.52	$ 0.54	$ 2.09	$ 1.99
Normalized FFO per share	$ 0.53	$ 0.56	$ 2.12	$ 2.07

We calculate funds from operations, or FFO, and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization and loss on asset impairment, as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.